AH 3/5/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003063

SEC FILE NUMBER
8- 28644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/31/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 West Waco Drive
(No. and Street)

Waco	Texas	76710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Kohn (254) 759-3718
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name — *if individual, state last, first, middle name*)

P. O. Box 7616	Waco	Texas	76714-7616
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 3-26-02

OATH OR AFFIRMATION

I, Tim Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JANICE KANA
Notary Public
STATE OF TEXAS
My Commission
Expires 09/01/2003

Signature

Managing Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.
(Formerly Investors Brokerage of Texas, Inc.
A Subsidiary of Chase Financial Corp.)
Financial Statements and
Supplemental Information
December 31, 2001 and 2000
(With Independent Auditors' Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Table of Contents



JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Auditors' Report

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying statements of financial condition of Investors Brokerage of Texas, Ltd., (formerly Investors Brokerage of Texas, Inc.) a subsidiary of Chase Financial Corp., as of December 31, 2001 and 2000 and the related statements of income (loss), changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Chase Financial Corp., at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 1, 2002

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Financial Condition

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 32,907	300,181
Deposit with clearing organization	150,000	6,000
Accounts receivable:		
Commissions from clearing organization	36,225	97,585
Furniture and equipment, net	17,618	29,144
Income tax receivable from affiliate	23,062	-
Other assets	15,837	16,887
	$ 275,649	449,797
Liabilities and Equity		
Accounts payable and accrued expenses	$ -	58,642
Payable to affiliate	36,953	81,315
Income taxes payable to affiliate	-	35,455
Total liabilities	36,953	175,412
Equity		
Partners' equity	238,696	274,385
Total equity	238,696	274,385
	$ 275,649	449,797

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Income (Loss)

Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions	$ 1,075,532	2,243,885
Interest	54,919	92,463
Trading discount	14,276	243,611
Other	8,788	13,559
Total revenue	1,153,515	2,593,518
Expenses:		
Employee compensation and benefits	706,771	1,165,261
Communications	68,004	62,032
Occupancy and equipment	193,669	206,798
Professional fees	38,064	12,811
Clearance fees	106,554	516,161
Other operating expenses	116,660	120,637
Total expenses	1,229,722	2,083,700
Income (loss) before income taxes	(76,207)	509,818
Current income taxes (benefit)	(40,518)	200,809
Net income (loss)	$ (35,689)	309,009

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Equity

Years Ended December 31, 2001 and 2000

	Stockholders' Equity				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Partners' Equity	Total
Balance, January 1, 2000	$ 17,593	130,888	606,895	-	755,376
Exchange of all common stock for partnership units	(17,593)	(130,888)	(606,895)	755,376	-
Distributions	-	-	-	(790,000)	(790,000)
Net income	-	-	-	309,009	309,009
Balance, December 31, 2000	-	-	-	274,385	274,385
Net loss	-	-	-	(35,689)	(35,689)
Balance, December 31, 2001	$ -	-	-	238,696	238,696

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (35,689)	309,009
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	11,526	10,794
Changes in assets and liabilities:		
Increase in deposit with clearing organization	(144,000)	-
Decrease in accounts receivable	61,360	49,840
Increase (decrease) in other assets	1,050	(383)
Decrease in accounts payable and accrued expenses	(58,642)	(32,342)
Decrease in payable to affiliate	(44,362)	(17,065)
Decrease in income taxes receivable/ payable to affiliate	(58,517)	(68,091)
Net cash provided by (used in) operating activities	(267,274)	251,762
Cash flows from investing activities:		
Capital expenditures	-	(17,592)
Net cash used in investing activities	-	(17,592)
Cash flows from financing activities:		
Distributions	-	(790,000)
Net cash used in financing activities	-	(790,000)
Net decrease in cash and cash equivalents	(267,274)	(555,830)
Cash and cash equivalents at beginning of year	300,181	856,011
Cash and cash equivalents at end of year	$ 32,907	300,181

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2001 and 2000

Subordinated liabilities, January 1, 2000	$ -
Changes	-
Subordinated liabilities December 31, 2000	-
Changes	-
Subordinated liabilities December 31, 2001	$ -

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The Partnership was converted from a regular corporation (Investors Brokerage of Texas, Inc.) to a limited partnership on December 1, 2000. The general partner is Value Sure, Inc., which is a wholly owned subsidiary of the limited partner, Insurors.Com, Inc. Insurors.Com, Inc. is wholly owned by Chase Financial Corp. The Partnership serves as an investment broker-dealer, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a settlement date basis, which is not materially different from a trade date basis.

(c) Income Taxes

The Partnership has elected to be taxed as a C Corporation for federal income tax purposes and will file a consolidated federal income tax return with its parent (see Note 8). The Partnership pays income tax to its parent based on its pro-rata share of consolidated taxable income. The Partnership will not be subject to state franchise taxes.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, principally depreciation on furniture and equipment, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Current income tax expense includes state franchise tax expense of $19,101 for the year ended December 31, 2000.

(d) Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the double-declining balance and straight-line methods of depreciation over the useful lives of the assets.

(e) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(f) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2001 and 2000 totaled $30,563 and $34,679, respectively.

(g) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(2) Furniture and Equipment

Furniture and equipment as of December 31, 2001 and 2000 is as follows:

	2001	2000	Estimated Useful Lives
Furniture and equipment	$ 64,102	76,353	5 to 10 years
Improvements	17,961	17,961	-
Accumulated depreciation	(64,445)	(65,170)	-
	$ 17,618	29,144	

(3) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions can be matched up to 5% at the discretion of the Partnership. For the years ended December 31, 2001 and 2000, the Partnership made discretionary contributions of $24,137 and $37,336, respectively.

(4) Regulatory Requirements

The Partnership is subject to the Securities and Exchange Commission, Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net regulatory capital and a certain ratio of aggregate indebtedness to net regulatory capital. The Partnership is a broker who carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2001, Investors Brokerage of Texas, Ltd. had net regulatory capital of $205,241.

(5) Related Party Transactions

A related entity, Insurors Opportunity, Ltd., provides various office space, accounting services, payroll processing and other miscellaneous services for the Partnership. Following is a summary of the major expenses related to services performed by Insurors Opportunity, Ltd.:

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(5) Related Party Transactions (continued)

		2001	2000
Rent expense	$	180,000	194,253
Payroll, commissions and related expenses		706,772	1,165,261

(6) Supplemental Cash Flow Information

The Partnership paid $38,000 and $259,798 to its parent for income taxes in 2001 and 2000, respectively.

(7) Risk Concentrations

Periodically throughout the year, the Partnership has maintained bank balances in various operating and money market accounts in excess of federally insured limits. At December 31, 2001 and 2000, the Partnership had deposits aggregating $0 and $200,181, respectively, in operating accounts and money market accounts with a bank which exceeded federally insured limits.

(8) Conversion to a Partnership and Change in Tax Status

Effective December 1, 2000, Investors Brokerage of Texas, Inc. was converted to a limited partnership through a single-entity conversion under Texas law. For financial statement reporting, assets and liabilities transferred into the partnership were recorded at the predecessor corporation's historical cost basis.

Upon conversion, the partnership elected to be treated as a corporation for federal income tax purposes and, consequently, the conversion was treated as a tax-free reorganization under Internal Revenue Code section 368(a)(1)(F). However, earnings and losses after that date will not be subject to state income taxes.

(9) Income Taxes

The Partnership's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income (loss) from continuing operations, because of a difference of $17,455 resulting from the prior year's tax accrual for the year ended December 31, 2001.

Supplemental Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2001

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2001

The Company claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation and Reconciliation of Net Capital and Computation of Basic Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital:	
Equity, as reported on Form X-17A-5, Part II	$ 225,905
Audit adjustments:	
Adjust franchise tax expenses to actual	(2,897)
Adjust Federal income tax expenses to actual	15,688
Equity, as reported on the accompanying financial statements	238,696
Deductions:	
Non-allowable assets - furniture and equipment and other assets	(33,455)
Net capital	$ 205,241
Aggregate indebtedness, as reported on the accompanying financial statements	$ 36,953
Minimum net capital required	$ 50,000
Net capital in excess of requirements	155,241
Net capital	$ 205,241
Ratio aggregate indebtedness to net capital	.18:1

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
Letter on Internal Control Required by
SEC Rule 17a-5
December 31, 2001


FEB 28 2002



JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In planning and performing our audit of the financial statements and supplemental information of Investors Brokerage of Texas, Ltd. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Investors Brokerage of Texas, Ltd. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Investors Brokerage of Texas, Ltd. does not carry securities accounts for customers or perform custodial functions to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Partnership has asserted that it was in compliance with the conditions of the exemption under Rule 15c3-3 and no facts came to our attention that such conditions had not been complied with during the period.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 1, 2002